Exhibit 99.1

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

Report of Independent Auditors

To the Members and Management of Gulf LNG Holdings Group, LLC:

We have audited the accompanying consolidated financial statements of Gulf LNG Holdings Group, LLC (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, of members’ equity and of cash flows for each of the three years in the period ended December 31, 2016.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 5 to the consolidated financial statements, the Company had extensive operations and relationships with affiliated entities. Our opinion is not modified with respect to this matter.

/s/PricewaterhouseCoopers LLP

Houston, Texas

March 3, 2017

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31,
	2016	2015	2014
Revenues	$185,937	$186,498	$186,243

Operating Costs and Expenses
Operations and maintenance	6,634	7,483	7,627
Depreciation and amortization	35,608	35,140	35,024
General and administrative	8,104	6,593	6,875
Taxes, other than income taxes	6,481	7,163	7,217
Total Operating Costs and Expenses	56,827	56,379	56,743

Operating Income	129,110	130,119	129,500

Other Income (Expense)
Interest, net	(34,313)	(32,876)	(33,438)
Other, net	658	(2)	—
Total Other Income (Expense)	(33,655)	(32,878)	(33,438)

Net Income	95,455	97,241	96,062

Other Comprehensive Income (Loss)
Change in fair value of derivatives utilized for hedging purposes	(5,072)	(11,307)	(22,368)
Reclassification of change in fair value of derivatives to net income	18,285	20,450	20,968
Total Other Comprehensive Income (Loss)	13,213	9,143	(1,400)
Comprehensive Income	$108,668	$106,384	$94,662

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$4,348	$3,791
Accounts receivable	1,772	2,382
Prepayments	1,354	1,350
Total current assets	7,474	7,523

Property, plant and equipment, net	855,691	889,655
Deferred charges and other assets	12	—
Total Assets	$863,177	$897,178

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Current portion of debt	$44,073	$41,002
Accounts payable	1,766	824
Fair value of derivative contracts	15,976	15,738
Accrued taxes, other than income taxes	6,679	7,166
Deferred revenues	13,862	13,862
Other current liabilities	1,469	1,378
Total current liabilities	83,825	79,970

Long-term liabilities and deferred credits
Long-term debt, net of debt issuance costs	593,849	636,568
Fair value of derivative contracts	24,047	36,295
Other long-term liabilities and deferred credits	3,906	6,063
Total long-term liabilities and deferred credits	621,802	678,926
Total Liabilities	705,627	758,896

Commitments and contingencies (Notes 4 and 7)
Members' Equity
Members’ equity	227,366	221,311
Accumulated other comprehensive loss	(69,816)	(83,029)
Total Members’ Equity	157,550	138,282
Total Liabilities and Members’ Equity	$863,177	$897,178

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2016	2015	2014
Cash Flows From Operating Activities
Net income	$95,455	$97,241	$96,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,608	35,140	35,024
Amortization of debt issuance costs	1,354	1,300	1,324
Changes in components of working capital:
Accounts receivable	610	(534)	261
Accounts payable	1,679	(5,221)	1,557
Accrued taxes, other than income taxes	(487)	(66)	(232)
Other current assets and liabilities	87	114	(1,766)
Other long-term assets and liabilities	(2,170)	(766)	2,381
Net Cash Provided by Operating Activities	132,136	127,208	134,611

Cash Flows From Investing Activities
Capital expenditures	(1,248)	(5,658)	(12,738)
Proceeds from sale of assets, net of removal costs	71	—	—
Net Cash Used in Investing Activities	(1,177)	(5,658)	(12,738)

Cash Flows From Financing Activities
Payments of debt	(41,002)	(38,761)	(36,686)
Contributions from Members	—	3,500	11,600
Distributions to Members	(89,400)	(91,900)	(93,000)
Net Cash Used in Financing Activities	(130,402)	(127,161)	(118,086)

Net Increase (Decrease) in Cash and Cash Equivalents	557	(5,611)	3,787
Cash and Cash Equivalents, beginning of period	3,791	9,402	5,615
Cash and Cash Equivalents, end of period	$4,348	$3,791	$9,402

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$32,622	$31,242	$31,720

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

(In Thousands)

	Year Ended December 31,
	2016	2015	2014
Beginning Balance	$138,282	$120,298	$107,036
Net income	95,455	97,241	96,062
Contributions	—	3,500	11,600
Distributions	(89,400)	(91,900)	(93,000)
Other comprehensive income (loss)	13,213	9,143	(1,400)
Ending Balance	$157,550	$138,282	$120,298

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

We are a Delaware limited liability company, formed on March 7, 2007. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “Holdings,” we are describing Gulf LNG Holdings Group, LLC.

The member interests in us are as follows:

•	9.678% - Subsidiary of Lightfoot Capital Partners, LP, whose general partner is Lightfoot Capital Partners GP LLC, both of which are partially owned by GE Energy Financial Services;
•	10.322% - Subsidiary of Arc Logistics Partners LP, a publicly traded partnership whose general partner is controlled by Lightfoot Capital Partners GP LLC;
•	30% - Thunderbird LNG LLC, which is partially owned and controlled by GSO Capital Partners, a wholly owned subsidiary of The Blackstone Group, LP; and
•	50% - Southern Gulf LNG Company, LLC (Southern GLNG), an indirect subsidiary of Kinder Morgan, Inc. (KMI).

We own a liquefied natural gas receiving, storage and regasification terminal near Pascagoula, Mississippi as well as pipeline facilities to deliver vaporized natural gas into third party pipelines for delivery into various markets around the country. Southern GLNG operates these facilities under an operation and maintenance agreement. For more information, see Note 5.

In May 2014, the Federal Energy Regulatory Commission (FERC) accepted a request by our wholly owned subsidiary, Gulf LNG Liquefaction Company, LLC (GLLC), to begin the environmental review process for a project to install LNG liquefaction and export facilities at our existing LNG regasification terminal. GLLC completed its work on a FERC-FEED (Front-End Engineering and Design) study and filed its FERC application on June 19, 2015. The proposed project, which already has Free Trade Agreement (FTA) LNG export authority, would provide up to 11.5 million tonnes per year of total LNG export capacity. An application to export to non-FTA countries is pending. GLLC is in discussions with several parties regarding potential long-term liquefaction agreements. Subject to reaching these requisite commercial agreements, completing the FEED process, obtaining the necessary consents from the existing regasification terminal's customers, obtaining regulatory approvals and obtaining appropriate financing arrangements, initial exports of LNG could occur before the end of 2021. Our investment in this project as of December 31, 2016 and 2015 was approximately $16.4 million and $16.1 million, respectively, which is included in Property, plant and equipment, net on our accompanying Consolidated Balance Sheets. Not obtaining the requisite commercial agreements, consents and regulatory approvals for the project could result in an impairment of this investment.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying consolidated financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles (GAAP) and referred to in this report as the Codification. Additionally, certain amounts from the prior year have been reclassified to conform to the current presentation.

Management has evaluated subsequent events through March 3, 2017, the date our financial statements were available to be issued.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment. All significant intercompany items have been eliminated in consolidation.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in preparation of our consolidated financial statements.

Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable, net

We establish provisions for losses on accounts receivable due from customers if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. We had no allowance for doubtful accounts as of December 31, 2016 and 2015.

Property, Plant and Equipment, net

Our property, plant and equipment, is recorded at its original cost of construction. For constructed assets, we capitalize all construction-related direct labor and materials costs, as well as indirect construction costs. Our indirect construction costs primarily include interest and labor and related costs associated with supporting construction activities. We capitalize major units of property replacements or improvements and expense minor items.

We use the composite method to depreciate our property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. When primary property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell or dispose of the assets, less their salvage value. We do not recognize gains or losses upon normal retirement of assets under the composite depreciation method.

Asset Retirement Obligations (ARO)

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our storage facilities and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. We had no recorded ARO as of December 31, 2016 and 2015.

Asset Impairments

We evaluate our assets for impairment when events or circumstances indicate that their carrying values may not be recovered. These events include changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of the carrying value of our long-lived asset based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the years ended December 31, 2016 and 2015.

Revenue Recognition

Our revenues are generated from receiving, storage and regasification services. Revenues for these services are based on the thermal quantity of LNG subscribed at a price specified in the contract. We recognize reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of LNG that is delivered, stored or regasified. We may also generate revenues from certain volumetric-based services and fuel retainage. We record revenues for these additional services based on receipts of LNG and regasification activity. Pursuant to our long-term agreements with certain customers, we bill the contracted reservation charges one month in advance of the actual service being rendered and record such as “Deferred revenues” on our accompanying Consolidated Balance Sheets.

For each of the years ended December 31, 2016, 2015 and 2014, revenues from our two customers were approximately $105,679,000 and $80,258,000, $105,998,000 and $80,500,000, and $105,853,000 and $80,390,000, respectively, each of which exceeded 10% of our operating revenues.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable.

We are subject to environmental cleanup and enforcement actions from time to time. In particular, Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters, and other matters to which we and our subsidiaries are a party, will not have a material adverse effect on our business, financial position, results of operations or cash flows. We had no accruals for any outstanding environmental matters as of December 31, 2016 and 2015.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue an undiscounted liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.

Income Taxes

We are a limited liability company and are not subject to federal income taxes or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effects of our activities accrue to our members who report on their individual federal income tax returns their share of revenues and expenses.

Interest Rate Risk Management Activities

We use derivatives to hedge the interest rate exposure on our long-term debt. We record derivatives that qualify for hedge accounting at their fair value with an offsetting amount recorded in “Accumulated other comprehensive loss” in our accompanying Consolidated Balance Sheets. This is done to the extent the derivatives are effective, or to the extent that changes in the derivatives’ value offset changes in the value of the item being hedged. To the extent these changes do not offset one another, or to the extent the derivative is ineffective, value changes are recorded in earnings. At the time we enter into a derivative contract, we formally document the relationship between the derivative and the hedged item. For more information on our price risk management activities, see Note 6.

3. Property, Plant and Equipment, net

Our property, plant and equipment, net consisted of the following (in thousands, except for %):

		December 31,
	Annual Depreciation Rates %	2016	2015
LNG terminal and storage facilities	3.33	$1,013,058	$1,013,457
Other	10.0	3,507	4,273
Accumulated depreciation and amortization(a)		(177,346)	(144,187)
		839,219	873,543
Construction work in progress		16,472	16,112
Property, plant and equipment, net		$855,691	$889,655

_______________

(a)	The composite weighted average depreciation rates for the years ended December 31, 2016 and 2015 were approximately 3.4% and 3.3%, respectively.

4. Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense on our accompanying Consolidated Statements of Income and Comprehensive Income.

The following table summarizes the net carrying value of our outstanding debt (in thousands):

	December 31,
	2016	2015
Credit facility, variable, due October 2021(a)	$643,914	$684,916
Less: Debt issuance costs	5,992	7,346
Total debt	637,922	677,570
Less: Current portion of debt	44,073	41,002
Total long-term debt	$593,849	$636,568

____________

(a)

In February 2008, we entered into a $870,000,000 credit agreement maturing on October 2021 with a syndication of banks in order to partially fund the construction of our LNG facilities. The variable interest rate is LIBOR plus 1.5% and we incur fees on our outstanding  letter of credit. Principal, interest and commitment fees are paid at the end of each quarter in accordance with the credit agreement. Our credit facility is collateralized by our assets.

Maturities of Debt

The scheduled maturities of the outstanding debt balances, excluding debt issuance costs as of December 31, 2016, are summarized as follows (in thousands):

Year	Total
2017	$44,073
2018	47,227
2019	50,796
2020	54,780
2021	447,038
Total	$643,914

Debt Covenants

The credit agreement requires us to maintain a debt service reserve amount equal to six months of interest and principal payments. In October 2011, we entered into a $40,000,000 letter of credit with RBS to satisfy our debt service reserve amount under our credit agreement. The agreement also requires a debt service coverage ratio to be greater than 1.15:1.00. As of December 31, 2016 and 2015, we were in compliance with our credit agreement related covenants.

5. Related Party Transactions

Affiliate Agreement

Pursuant to the operation and maintenance agreement, Southern GLNG operates and maintains our facilities as well as certain other commercial, administrative and other services as identified in the operation and maintenance agreement. We reimburse Southern GLNG for internal, overhead and third party costs under this agreement. Total amounts incurred in 2016, 2015 and 2014 under this agreement were approximately $12,206,000, $11,418,000 and $11,761,000, respectively.

Other Affiliate Balances

We enter into transactions with our affiliates within the ordinary course of business and the services are based on the same terms as non-affiliates.

The following table summarizes our balance sheet affiliate balances (in thousands):

	December 31,
	2016	2015
Accounts receivable	$139	$702
Accounts payable	1,726	53

Other Affiliate Transaction

KMI has agreed to indemnify us with respect to a proportionate 50% share of our approximately $643,914,000 in outstanding debt as of December 31, 2016. KMI would be obligated to perform under this indemnity only if we are unable, and our assets were insufficient, to satisfy our obligations.

6. Fair Value and Risk Management

The following table reflects the carrying amount and estimated fair value of our outstanding debt balances (in thousands):

	As of December 31,
	2016		2015
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Total debt	$637,922	$636,960	$677,570	$637,794

We separate the fair values of our financial instruments into levels based on our assessment of the availability of observable market data and the significance of non-observable data used to determine the estimated fair value. We estimated the fair values of our interest rate derivatives and outstanding debt balance primarily based on quoted market prices for the same or similar issues, a Level 2 fair value measurement. Our assessment and classification of an instrument within a level can change over time based on the maturity or liquidity of the instrument and this change would be reflected at the end of the period in which the change occurs. During the years ended December 31, 2016 and 2015, there were no changes to the inputs and valuation techniques used to measure fair value or the levels in which they were classified.

Interest Rate Derivatives

We have long-term debt with a variable interest rate that exposes us to changes in market-based interest rates. We use interest rate swaps to convert the variable rates on a portion of long-term debt to fixed rates. We have entered into a series of interest rate swaps converting the interest on approximately $556,400,000 of our debt from variable rates to a weighted average fixed rate of approximately 3.7% as of December 31, 2016. Payments on the swap arrangements are made at the end of each quarter, consistent with the interest payments on the credit facility as discussed in Note 4.

Fair Value of Derivative Contracts

The following table summarizes the fair values of our derivative contracts included on our accompanying Consolidated Balance Sheets (in thousands):

Fair Value of Derivative Contracts
		Asset derivatives		Liability derivatives
		December 31,		December 31,
		2016	2015	2016	2015
	Location	Fair value		Fair value
Derivatives designated as hedging contracts
Interest rate swap agreements(a)	Fair value of derivative contracts/(Current liabilities)	$—	$—	$(15,976)	$(15,738)
	Fair value of derivative contracts/(Long-term liabilities)	—	—	(24,047)	(36,294)
Total		$—	$—	$(40,023)	$(52,032)

_______________

(a)

As of December 31, 2016 and 2015, the fair values of our interest rate derivatives designated as cash flow hedges were presented on a gross basis on our accompanying Consolidated Balance Sheets. If we had elected to net derivative contracts subject to counterparty contracts where we have the rights of offset, there would have been no impact as of December 31, 2016 and December 31, 2015.

 Effect of Derivative Contracts on the Income Statement

The following table summarizes the impact of our derivative contracts on our accompanying Consolidated Statements of Income and Comprehensive Income (in thousands):

Derivatives in cash flow hedging relationships	Gain/(loss) recognized in OCI on derivative (effective portion)(a)			Location	Gain/(loss) reclassified from Accumulated OCI into income (effective portion)
	Year Ended December 31,				Year Ended December 31,
	2016	2015	2014		2016	2015	2014
Interest rate swap agreements(b)	$(5,072)	$(11,307)	$(22,368)	Interest, net	$(17,081)	$(19,246)	$(19,764)
				Depreciation and amortization	(1,204)	(1,204)	(1,204)
Total	$(5,072)	$(11,307)	$(22,368)	Total	$(18,285)	$(20,450)	$(20,968)

_______________

(a)

We expect to reclassify a loss of approximate $17,180,000 associated with cash flow hedge price risk management activities included in our accumulated other comprehensive loss balances as of December 31, 2016 into earnings during the next twelve months (when the associated forecasted transactions are also expected to occur), however, actual amounts reclassified into earnings could vary materially as a result of changes in market prices.

(b)	There was no ineffectiveness recognized during the years ended December 31, 2016, 2015 and 2014.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Loss

Cumulative revenues, expenses, gains and losses that under GAAP are included within our comprehensive income but excluded from our earnings are reported as “Accumulated other comprehensive loss” on our accompanying Consolidated Balance Sheets.  Changes in the components of our “Accumulated other comprehensive loss” are summarized as follows (in thousands):

	Net unrealized gains/(losses) on cash flow hedge derivatives	Capitalized interest rate swap settlements applicable to the pre-operational period	Total Accumulated other comprehensive loss
Balance as of December 31, 2013	$(57,367)	$(33,405)	$(90,772)
Other comprehensive loss before reclassifications	(22,368)	—	(22,368)
Gains reclassified from accumulated other comprehensive loss	19,764	1,204	20,968
Net current-period other comprehensive (loss) income	(2,604)	1,204	(1,400)
Balance as of December 31, 2014	(59,971)	(32,201)	(92,172)
Other comprehensive loss before reclassifications	(11,307)	—	(11,307)
Gains reclassified from accumulated other comprehensive loss	19,246	1,204	20,450
Net current-period other comprehensive income	7,939	1,204	9,143
Balance as of December 31, 2015	(52,032)	(30,997)	(83,029)
Other comprehensive loss before reclassifications	(5,072)	—	(5,072)
Gains reclassified from accumulated other comprehensive loss	17,081	1,204	18,285
Net current-period other comprehensive income	12,009	1,204	13,213
Balance as of December 31, 2016	$(40,023)	$(29,793)	$(69,816)

7. Litigation and Commitments

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our businesses that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

Legal Proceeding

Gulf LNG Facility Arbitration

On March 1, 2016, Gulf LNG Energy, LLC and Gulf LNG Pipeline, LLC (GLNG), our subsidiaries, received a Notice of Disagreement and Disputed Statements and a Notice of Arbitration from Eni USA Gas Marketing LLC (Eni USA), one of two companies that entered into a terminal use agreement for capacity of the Gulf LNG Facility in Mississippi for an initial term that is not scheduled to expire until the year 2031. Eni USA is an indirect subsidiary of Eni S.p.A., a multi-national integrated energy company headquartered in Milan, Italy. Pursuant to its Notice of Arbitration, Eni USA seeks declaratory and monetary relief based upon its assertion that (i) the terminal use agreement should be terminated because changes in the U.S. natural gas market since the execution of the agreement in December 2007 have “frustrated the essential purpose” of the agreement and (ii) activities allegedly undertaken by affiliates of us “in connection with a plan to convert the LNG Facility into a liquefaction/export facility have given rise to a contractual right on the part of Eni USA to terminate” the agreement. As set forth in the terminal use agreement, disputes are meant to be resolved by final and binding arbitration. A three-member arbitration panel conducted an arbitration hearing in January 2017. We expect the arbitration panel will issue its decision within approximately six months. Eni USA has indicated that it will continue to pay the amounts claimed to be due pending resolution of the dispute. The successful assertion by Eni USA of its claim to terminate or amend its payment obligations under the agreement prior to the expiration of its initial term could have an adverse effect on the business, financial position, results of operations, or cash flows of GLNG. We view the demand for arbitration to be without merit, and we intend to contest it vigorously.

General

We had no accruals for any outstanding legal proceedings as of December 31, 2016 and 2015.

Operating Leases

We lease property and facilities under various operating leases. Our primary commitment under operating leases is the lease of the property in Pascagoula, Mississippi which is the site of our LNG facilities. This lease will expire in October 2036 with an option to extend the lease for five consecutive terms and ending no later than October 2079. Future minimum annual rental commitments under our operating leases as of December 31, 2016, were as follows (in thousands):

Year	Total
2017	$1,000
2018	1,000
2019	1,000
2020	1,000
2021	1,000
Thereafter	15,000
Total	$20,000

Rental expense on our lease obligations for each of the years ended December 31, 2016, 2015 and 2014 was approximately $924,000 and is reflected in “Operations and maintenance” on our accompanying Consolidated Statements of Income and Comprehensive Income.

Other

At December 31, 2016 and 2015, we had approximately $3,598,000 and $4,804,000, respectively, in contractual obligations related to commitments under agreements to compensate certain former employees. We recorded these obligations as other current and long-term liabilities on our accompanying Consolidated Balance Sheets.

8. Recent Accounting Pronouncements

Accounting Standards Updates

Topic 606

On May 28, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” followed by a series of related accounting standard updates (collectively referred to as “Topic 606”). Topic 606 is designed to create greater revenue recognition and disclosure comparability in financial statements. The provisions of Topic 606 include a five-step process by which an entity will determine revenue recognition, depicting the transfer of goods or services to customers in amounts reflecting the payment to which an entity expects to be entitled in exchange for those goods or services. Topic 606 requires certain disclosures about contracts with customers and provides more comprehensive guidance for transactions such as service revenue, contract modifications, and multiple-element arrangements.

We are in the process of comparing our current revenue recognition policies to the requirements of Topic 606 for each of our revenue categories. While we have not identified any material differences in the amount and timing of revenue recognition for the categories we have reviewed to date, our evaluation is not complete and we have not concluded on the overall impacts of adopting Topic 606. Topic 606 will require that our revenue recognition policy disclosure include further detail regarding our performance obligations as to the nature, amount, timing, and estimates of revenue and cash flows generated from our contracts with customers. Topic 606 will also require disclosure of significant changes in contract asset and contract liability balances period to period and the amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, as applicable. We will adopt Topic 606 effective January 1, 2018. Topic 606 provides for adoption either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. We plan to make a determination as to our method of adoption once we more fully complete our evaluation of the impacts of the standard on our revenue recognition and we are better able to evaluate the cost-benefit of each method.

ASU No. 2014-15

On August 27, 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.” This ASU provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures if management concludes that substantial doubt exists or that its plans alleviate substantial doubt that was raised. We adopted ASU 2014-15 for the year ended December 31, 2016 with no impact to our financial statements.

ASU No. 2016-02

On February 25, 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires that lessees will be required to recognize assets and liabilities on the balance sheet for the present value of the rights and obligations created by all leases with terms of more than 12 months. The ASU also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 will be effective for us as of January 1, 2019. We are currently reviewing the effect of ASU No. 2016-02.

ASU No. 2016-15

On August 26, 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments (Topic 230).” This ASU is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. We adopted ASU No. 2016-15 in the third quarter of 2016 with no material impact to our financial statements.